FOIA CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MOOG INC. PURSUANT TO 17 C.F.R. 200.83 FOR CERTAIN PORTIONS OF THIS RESPONSE LETTER WHERE INDICATED AS “SPECIFIED INFORMATION.” MOOG INC. HAS REDACTED THE SPECIFIED INFORMATION FROM THE LETTER FILED VIA EDGAR AND HAS INCLUDED SUCH INFORMATION SOLELY IN PAPER COPIES OF THIS LETTER SUBMITTED TO THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION.
November 29, 2006
Mr. John Hartz
Sr. Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
Washington, DC 20549-7010

Re:	Moog Inc. Form 10-K for the Fiscal Year Ended September 24, 2005 Filed December 7, 2005 File No. 1-05129
Dear Mr. Hartz:
     I’m in receipt of your letter of November 3, 2006.
     I’m particularly bothered by this comment made in paragraph 7: “Nothing you have provided to us has indicated that at a minimum the Americas, Europe and Pacific are not operating segments as described in SFAS 131.”
     I have reviewed the correspondence file between the Commission and our Company. I think that we’ve made it very clear that our position, with respect to operating segments, is based on our understanding of SFAS 131, and particularly paragraph 10(b) which describes an operating segment as a component of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Mr. Banta’s letters of March 28th and May 18th have described, in considerable detail, how our Industrial segment is organized and managed. In my letter of June 21st, I made this statement: “As the chief operating decision maker, I do not focus my attention on the results of the individual entities within our industrial framework. I do not measure results at that level to allocate resources. Within the Industrial segment, Mr. Huckvale allocates resources on the basis of global product line performance. We’ve worked hard to accomplish this transformation and it would be extremely counterproductive for us to reverse our field and focus attention on the results of statutory entities below the Industrial segment level.”
     In my letter of September 6th, I wrote that “with respect to SFAS 131 paragraph 10(b) which states that ‘operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance,’ the focus that I have on the operating performance is at the segment level only. I do not make performance evaluation decisions, nor do I make resource allocation decisions at the statutory legal entity level or any other level below the operating segment.”
     Since we have provided such a thorough description of the historical development of our Company, and since my statements about my management approach are so unequivocal, we can only infer that the Commission is inclined to either disregard or disbelieve what we’ve written on this subject.
     Mr. Hartz, we understand that since we are a registrant that needs your approval, in the end, the Commission is empowered to impose whatever structure the Commission deems appropriate. Moreover, we understand that if a CODM regularly receives reports that present discrete operating results for components of the entity, the SEC staff may presume that the CODM uses these reports to assess performance and allocate resources. However, as stated in our letter of June 21, I no longer receive and did not receive in our ’06 year-end Green Book the discrete material regarding parts of our Industrial Group that your staff reviewed in April of ’06. Therefore, regarding our ’06 results, we believe any presumption by the Commission that we have operating segments below our total industrial level would be incorrect. We believe that our company has five segments as detailed in the 10K filed on November 29, 2006. I simply request that in making its determination regarding our segments, the Commission consider all our current factors. We have enclosed a copy (via overnight express mail) of our FY06 year-end reporting package, or Green Book (“specified information”) as we refer to it, for your review.

     We’ll be happy to describe for you our reporting units for FY06 in the near term. In the meantime, we’re hopeful that the Commission might be inclined to concur with our conclusions regarding our segments for FY06.
Sincerely,

Robert T. Brady
Chairman and CEO

cc:	Nili Shah — SEC Robert R. Banta, Moog CFO Donald R. Fishback, Moog Controller Michael Murray, E&Y Partner Ken Marceron, E&Y Partner Glen Schaffert, E&Y Partner

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